                                                                EXHIBIT 99(c)(2)

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following persons were known by the Company to be the beneficial owners of more than five percent of the outstanding Common Stock as of February 5, 1997 (based on the most recently available Schedule 13G and 13D SEC filings):


                                                        PERCENT
          NAME AND ADDRESS                                 OF
         OF BENEFICIAL OWNER            SHARES OWNED     CLASS
         --------------------          ---------------  --------

      Rexel, S.A.                         8,218,787(1)     32.0%
         25, rue de Clichy, 75009
         Paris, France

      International Technical             4,636,994(1)     18.0%
         Distributors, Inc. ("ITD")
         301 46th Court
         Meridian, Mississippi 39305

___________________
(1) Reported in an amended Schedule 13D, dated May 27, 1995, that Pinault -- Printemps -- Redoute S.A. (" Pinault "), by virtue of its control of Rexel, S.A. and, through Rexel, S.A., ITD, may be deemed to be the indirect beneficial owner of the shares of Common Stock held by Rexel, S.A. and ITD, and may be deemed to share power to vote or dispose of such shares with such companies. Further reported that as a result of the relationship among Pinault, Rexel, S.A. and ITD, Rexel, S.A. and ITD may be deemed to share power to vote or dispose of the shares of Common Stock held directly by each of them with Pinault. Previously reported, in Schedule 13D, dated November 25, 1992, that Rexel, S.A. and Pinault may be deemed to share the power to direct the vote or disposition of the shares of Common Stock held directly by ITD with Robert Merson, a director and minority shareholder of ITD and an officer of the Company, and that pursuant to a shareholders' agreement among Mr. Merson, Rexel, S.A. and ITD, ITD may not sell, pledge, assign or otherwise dispose of any shares of the Common Stock without Mr. Merson's approval (except as may otherwise be provided). Pursuant to such shareholders' agreement, Mr. Merson is selling his interest in ITD to Rexel, S.A., subject to certain conditions, which sale is expected to be effected in 1997.

SECURITY OWNERSHIP OF MANAGEMENT

      As of February 5, 1997, shares of Common Stock were beneficially owned by directors and nominees for directors, by the executive officers required to be listed in the Summary Compensation Table below (see "Executive Compensation"), and by all directors and executive officers as a group, as follows:


                                                        PERCENT OF
NAME                                 SHARES OWNED (1)   CLASS (2)
----                                ------------------  ---------

     Pierre Chareyre                           None          *
     Frederic de Castro                       2,000          *
     John B. Fraser                           9,000          *
     Jon O. Fullerton                        32,900          *
     R. Gary Gentles                          6,000          *
     Gilles Guinchard                          None          *
     Steven M. Hitt                          21,693          *
     William J. Jett                         12,000          *
     Austin List                              2,369          *
     Eric Lomas                              37,000          *
     Robert M. Merson                       125,133(3)       *
     Gerald E. Morris                         9,000          *
     Alain Redheuil                            None          *
     Nicolas Sokolow                          6,000          *
     Alain C. Viry                          203,090          *
     Serge Weinberg                           7,000          *
     All Directors and Executive
       Officers as a Group                  481,590(4)     1.8%

_________________________

*    Less than 1%.
(1) The persons included in the table had sole voting and investment power with respect to shares reported as beneficially owned, except as otherwise indicated in this and the following notes. Shares owned by Mr. de Castro include options to purchase 2,000 shares of Common Stock, by Mr. Lomas include options to purchase 36,000 shares of Common Stock and by each of Messrs. Fraser, Gentles, Morris, Sokolow and Weinberg include options to purchase 6,000 shares of Common Stock, in each case which are exercisable within 60 days of February 5, 1997. Shares owned by Messrs. Fullerton, Hitt, Jett, Merson and Viry, include options to purchase, respectively, 32,400, 14,400, 12,000, 74,000 and 196,000 shares of Common Stock which are exercisable within 60 days of February 5, 1997. Subsequent to February 5,

     1997, the following persons exercised options for and sold the number of shares of Common Stock indicated after their respective names: Mr. Viry, 196,000 shares; Mr. Fullerton, 19,300 shares; Mr. Jett, 7,500 shares; Mr. Lomas, 36,000 shares; and Mr. Hitt, 14,400 shares. Shares owned by Messrs. Hitt, Merson and Viry include, respectively, 4,293, 1,033 and 1,090 shares of Common Stock held under the Company's Section 401(k) Savings Plan as of December 31, 1996, the most recent date for which such information is available. Voting power with respect to such shares is directed by the participants, or, in the absence of such direction, voted in the best interests of the trust, as determined by the Trustee.
(2) Percentages are calculated by dividing (x) the number of shares in the "Shares Owned" column by (y) the sum of the number of shares of Common Stock outstanding as of February 5, 1997 and the number of shares which a particular owner (or group of owners) has a right to acquire within 60 days of such date.
(3) Does not include 4,636,994 shares of Common Stock owned by ITD, of which Mr. Merson is a vice president and director and in which he owns a 12.96% interest. Mr. Merson disclaims beneficial ownership of such shares.
(4) Includes options to purchase 400,800 shares of Common Stock which are exercisable within 60 days of February 5, 1997. Subsequent to February 5, 1997, such options were exercised for a total of 279,200 shares, which were sold. Also includes 10,321 shares of Common Stock held under the Company's 401(k) Savings Plan as of December 31, 1996, the most recent date for which such information is available, as to which voting power is directed by the participants, or, in the absence of such direction, voted in the best interests of the trust, as determined by the Trustee.

                             ELECTION OF DIRECTORS

     The Company's Certificate of Incorporation provides for the classification of the Board of Directors into three classes (Class I, Class II and Class III). At the time of this year's Annual Meeting of Stockholders, the Board will consist of ten directors.

     Effective April 12, 1997, Mr. Viry resigned as a director and as President and Chief Executive Officer of the Company and was replaced in such positions by Mr. Guinchard. Mr. Viry has taken another position with an affiliate of Rexel, S.A.

     At this year's Annual Meeting, four Class II directors are to be elected to serve for three-year terms expiring at the 2000 Annual Meeting. In addition, Mr. Guinchard, elected by the Board to replace Mr. Viry upon his resignation in April 1997, has been nominated for election by the stockholders as a Class III director for a one-year term expiring at the 1998 Annual Meeting. The remaining five directors in Classes I and III were previously elected by stockholders and will continue to serve their terms of office, which will expire at the Annual Meetings to be held in 1999 and 1998, respectively.

     In connection with the acquisition by Rexel, S.A. of 30% of the outstanding Common Stock from the Company in November 1992 and of additional Common Stock from the Company in March 1994 raising its ownership to 40%, Rexel, S.A. was granted the right to nominate certain directors pursuant to the terms of the Investment Agreement between Rexel, S.A. and the Company (the "Investment Agreement"). Messrs. Lomas, Morris and Weinberg were previously nominated by Rexel, S.A. pursuant to the Investment Agreement. The Investment Agreement expired on December 31, 1994. The four nominees for election as Class II directors and the nominee for election as a Class III director were nominated by the Nominating Committee of the Board of Directors.

     If any nominee becomes unavailable for any reason or if a vacancy should occur before the election (which events are not anticipated), the shares represented by the accompanying proxy may be voted for such other person as may be determined by the holders of such proxies.

     Directors are elected by a plurality vote. Under the Company's Certificate of Incorporation and By-Laws and under New York law, abstentions and broker non-votes will not have the effect of votes in opposition to a nominee. The Board of Directors of the Company recommends that stockholders vote FOR each nominee listed below.

  The following table sets forth information with respect to each nominee for election as a director of the Company:

  NAME OF NOMINEE;                 YEAR TERM
POSITIONS AND OFFICES             WOULD EXPIRE   DIRECTOR                         PRINCIPAL OCCUPATIONS DURING
   WITH COMPANY               AGE   AND CLASS     SINCE                       LAST FIVE YEARS; OTHER DIRECTORSHIPS
------------------------------------------------------------------------------------------------------------------------------------

Pierre Chareyre               40      2000           N/A  Financial Officer, Rexel, S.A. (electrical parts and supplies
Director                            Class II              distributor) (April 1997 to present); Chief Executive Officer of Sogem
                                                          S.A. (trading of non-ferrous metals) (1993 to April 1997); Group Corpo-
                                                          rate Finance Manager of Union Miniere S. A. (processing of non-ferrous metals (1991 to 1993); director of Sogem, S.A. and of Sogemet, S.A.

John B. Fraser                62      2000          1988  President, Geneva Financial Corp. (investment banking) (July 1994 to
Director                            Class II              present); Managing Director, Citibank N.A. (investment banking) (June
                                                          1987 to June 1994); director of Worldtex, Inc. (covered yarn manufac-
                                                          turing).

Gilles Guinchard              49      1998          1997  President and Chief Executive Officer of the Company (April 1997 to
Director;                          Class III              present); President of the North Eastern division of CDME France and
President and                                             General Manager of Facen (electrical parts and supply distribution)
Chief Executive                                           (1995 to April 1997); Director and General Manager of British
Officer                                                   Plasterboard in France (European leader in the gypsum industry)
                                                          (1992-1996); European Manager of the flat glass division of PPG
                                                          Industries (U.S.) (paints, glass and chemical products) (1990 to 1992).

Eric Lomas                    50      2000          1992  President of The Hill Thompson Group Ltd. (investment banking) (1989 to
Director;                           Class II              present); co-head of investment banking, Gruntal & Co. (investment
Chairman of the                                           banking) (1985 to 1989); director of Goodmark Foods.
Board

  NAME OF NOMINEE;                 YEAR TERM
POSITIONS AND OFFICES             WOULD EXPIRE   DIRECTOR                         PRINCIPAL OCCUPATIONS DURING
   WITH COMPANY               AGE   AND CLASS     SINCE                       LAST FIVE YEARS; OTHER DIRECTORSHIPS
------------------------------------------------------------------------------------------------------------------------------------

Alain Redheuil                48      2000          1996  Chairman and Chief Executive Officer of Rexel, S.A. (electrical parts and
                                    Class II              supplies distributor) (Oct. 1996 to present); Member of the Executive
                                                          Board of Pinault-Printemps-Redoute (the French leader in
                                                          multi-distribution) (Oct. 1996 to present); General Manager in France of
                                                          Lhoist (extraction and transformation of lime) (1993 to 1996);
                                                          Operational Manager for Europe of Michelin (tire production) (1990 to
                                                          1993).


          The following table sets forth information with respect to those incumbent directors whose terms will continue after the Annual Meeting:

  NAME OF DIRECTOR;                YEAR TERM
POSITIONS AND OFFICES             WOULD EXPIRE   DIRECTOR                         PRINCIPAL OCCUPATIONS DURING
   WITH COMPANY               AGE   AND CLASS     SINCE                       LAST FIVE YEARS; OTHER DIRECTORSHIPS
------------------------------------------------------------------------------------------------------------------------------------

R. Gary Gentles               48      1999          1993  President, Blue Circle America (cement production) (January 1995 to
Director                            Class I               present); Executive Vice President and President Cement Group of Lafarge
                                                          Corporation (cement production) (November 1992 to 1994); President and
                                                          General Manager of Platres Lafarge L'Isle-sur-Sorgue (September 1990 to
                                                          November 1992); director of the Portland Cement Association; Vice Chair-
                                                          man of the American Portland Cement Alliance.

Austin List                   74     1998           1981  Vice Chairman and director of Strahl & Pitsch, Inc. (refiner of natural
Director                           Class III              waxes) (prior to 1989 to present), Chief Executive Officer and director of Golding Industries (textile printing) (October 1993 to December 1994);
                                                          Senior Vice President and director of Johnston Industries, Inc.
                                                          (manufacturers of industrial textile fabrics) (before 1988 to October
                                                          1993); director of Worldtex, Inc.; director and Chairman of the
                                                          American-Turkish Council.

  NAME OF DIRECTOR;                YEAR TERM
POSITIONS AND OFFICES             WOULD EXPIRE   DIRECTOR                         PRINCIPAL OCCUPATIONS DURING
   WITH COMPANY               AGE   AND CLASS     SINCE                       LAST FIVE YEARS; OTHER DIRECTORSHIPS
------------------------------------------------------------------------------------------------------------------------------------

Gerald E. Morris              64      1999          1994  President, Intalite International N.V. (manufacturing and marketing of
Director                            Class I               commercial ceilings) (1968 to present); Chairman of the Board of Alumet
                                                          Building Products Inc.  (manufacturers of building products) (1995 to present); President, Morris & Arndt Associates, Inc. (investment bank-
                                                          ing) (1988 to December 1995); director of Beacon Trust Company; director of Tivoli Industries Inc. (manufacturers of lighting equipment).

Nicolas Sokolow               47     1998           1994  Partner, Cabinet, Sokolow, Dunaud, Mercadier & Carreras (law firm) (1994
Director                           Class III              to present); Partner, Coudert Brothers (law firm) (1981 to 1994);
                                                          director Armor Holdings (1996 to present).

Serge Weinberg                46      1999          1992  Chairman of the Executive Board of Pinault -- Printemps -- Redoute (the
Director; Vice                      Class I               French leader in multi-distribution) (July 1995 to present); Chairman of
Chairman of the                                           the Board of Directors and Chief Executive Officer of La Redoute (the
Board                                                     French leader in mail order distribution) (July 1995 to present);
                                                          Chairman of the Board of Directors and Chief Executive Officer of FNAC
                                                          (a leading French distributor of entertainment products and leisure products) (July 1995 to present); Chairman of the Supervisory Board of
                                                          Conforama (France's foremost multi-line distributor of home appliances and furnish ings) (July 1995 to present); Chairman and Chief Executive
                                                          Officer of Rexel, S.A. (electrical parts and supplies distributor) (1990 to October 1996); Managing Director of Pallas Finance (corporate finance) (1987 to 1990).

COMMITTEES AND MEETINGS

  The Company has standing Executive, Audit, Nominating and Executive Compensation Committees of the Board of Directors. The Executive Committee may exercise the powers of the Board of Directors (with certain statutory exceptions) between meetings of the Board. The Audit Committee reviews accounting matters with Company management and discusses accounting matters with the Company's independent accountants in connection with the annual audit. The Nominating Committee considers and recommends nominees for election to the Company's Board of Directors. The Executive Compensation Committee reviews compensation matters, including adoption and implementation of benefit plans, and takes action or makes recommendations with respect thereto. During the 1996 fiscal year, the Executive Committee, composed of Messrs. Gentles, Viry and Weinberg, held no meetings, the Executive Compensation Committee, composed of Messrs. Fraser, List and Morris held one meeting, the Nominating Committee, composed of Messrs. Gentles, Viry and Weinberg, held two meetings, the Audit Committee, composed of Messrs. Fraser, List and Morris, held four meetings, and the Company's Board of Directors held five meetings. Messrs. Sokolow and Weinberg attended fewer than 75 percent of the total number of meetings during 1996 of the Board together, in the case of Mr. Weinberg, with the committee of the Board on which he serves.

COMPENSATION OF OUTSIDE DIRECTORS

  Non-employee directors (other than Mr. Lomas and employees of Rexel, S.A.) are paid a fee of $1,333 per month and an additional $900 for each meeting attended. Mr. Lomas is paid $75,000 per year for his services as Chairman of the Board of Directors of the Company. The Company does not pay any fees to directors who are employees of Rexel, S.A. or its parent company (currently Messrs. Weinberg, Redheuil and de Castro and, if elected, Mr. Chareyre) in connection with their service as directors of the Company, but reimburses them for their reasonable out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors of the Company and its committees.

  Each director of the Company has entered into an Indemnity Agreement with the Company, which provides that the Company will indemnify each such person to the fullest extent permitted by law for losses arising in connection with their service as a director or officer of the Company.

  The Company has a retirement plan for directors pursuant to which they are entitled, upon leaving the Board of Directors for any reason other than removal for cause, to $1,333 per month, the retainer paid by the Company to active directors (excluding meeting and committee fees) as of the date of the 1995 annual meeting of stockholders. Such payments will be made for a period equal to the retired director's service on the Board (excluding periods during which he also was an employee of the Company) through the date of the 1995 annual meeting of stockholders, subject to termination upon the death of the director. A retired director receiving payments under the plan is required to be available for consultation with officers of the Company upon their request.

  Each director of the Company other than one who is an officer or employee of the Company or an entity in which the Company owns at least a 20% interest (an "Outside Director") is entitled to receive stock options under the Company's 1988 Stock Incentive Plan (the "Plan"). Each person who was an Outside Director at the close of the 1993 Annual Meeting of Stockholders was granted, as of the date of such meeting, a non-qualified stock option to purchase 10,000 shares of Common Stock, and the Plan provides that each person who subsequently becomes an Outside Director will be granted a similar option as of the date of such person's election to the Board of Directors (an "Initial Option"). At the close of each annual meeting of stockholders commencing with the 1995 annual meeting (or in the case of a person who subsequently becomes an Outside Director, with the annual meeting following the grant of his Initial Option), if the Company's earnings per share for the immediately preceding fiscal year exceed 110% of the Company's earnings per share for the fiscal year prior thereto, each Outside Director other than the Chairman of the Board and any employee of Rexel, S.A. will be granted an option to purchase 2,500 shares of Common Stock and any Outside Director (other than a Rexel, S.A. employee) who served as Chairman of the Board for the preceding year will be granted an option to purchase 5,000 shares of Common Stock (which grant shall be pro rated for service of less than a full year as Chairman of the Board) (each such option being referred to as an "Annual Option").

  The option price for both Initial and Annual Options is equal to the fair market value of the Common Stock on the date of the option grant, and may be paid in cash or shares of Common Stock which have been owned by the optionee for at least six months (with such shares valued based on the fair market value of the Common Stock on the date of option exercise). The option price for the Initial Options granted in 1993 was $6.5625, for options granted to Messrs. de Castro and Morris on March 1, 1994, was $8.0625, for the option granted to Mr. Sokolow on March 18, 1994, was $7.25 and for the option granted to Mr. Redheuil on December 3, 1996 was $14.3125. An Initial Option becomes exercisable, in whole or in part, in 20% increments on each of the first five anniversaries of the date following the date of grant, provided the optionee is a director of the Company on such date. Each Annual Option becomes fully exercisable, in whole or in part, on the last business day before the annual meeting which follows the grant of such option, provided the optionee is a director of the Company on such date. Each option will expire ten years from the date of its grant, subject to earlier termination upon termination of the optionee's service as a director. However, if the optionee dies during his or her period of service as a director, the optionee's legal representative has the right to exercise the option for a period of twelve months after the optionee's death, even if such option would otherwise have expired earlier. An option exercised after termination of service can only be exercised to the extent it was exercisable at the time of such termination of service. Stock options granted to Outside Directors are not transferable except by will or by the laws of descent and distribution.

  Each option granted to an Outside Director is granted in tandem with a limited stock appreciation right which entitles the optionee to elect to receive within 60 days following the occurrence of a Change of Control (as defined in the Plan), in lieu of exercising the option, a payment equal to the product of the number of shares as to which the stock appreciation right is exercised multiplied by the excess of the Change of Control Price (as defined in the Plan) over the exercise price of the related option. See "Executive Compensation -- Change of Control Provisions" for the definition of "Change of Control" under the Plan.

                             EXECUTIVE COMPENSATION

  The following table sets forth information concerning compensation of the Chief Executive Officer of the Company and the four most highly compensated executive officers of the Company other than the CEO serving as executive officers at the end of 1996.

                           SUMMARY COMPENSATION TABLE


                                                                              LONG TERM
                                                                             COMPENSATION
                                                                            --------------
                                                         ANNUAL
                                                      COMPENSATION            SECURITIES
                                                   ---------------------      UNDERLYING
                                                     SALARY                   OPTIONS/SARS        ALL OTHER
        NAME AND PRINCIPAL POSITION           YEAR    ($)      BONUS ($)          (#)           COMPENSATION ($)
------------------------------------------  ------- --------  ----------      -----------      ------------------
Alain C. Viry,                                1996  $340,000   $340,000         40,000                     $8,534(2)
President and Chief Executive Officer (1)     1995   310,000    191,240         50,000                      5,006
                                              1994   237,500     75,000        100,000                     36,844

Robert M. Merson,                             1996   260,000    260,000         30,000                      8,534(2)
Senior Vice President                         1995   230,000    172,500         30,000                      8,560
                                              1994   200,000    100,000           None                      7,024

Jon O. Fullerton                              1996   189,000    113,400         12,000                     51,595(4)
Vice President, General Counsel and           1995   175,000     98,750           None                     28,774
Secretary(3)                                  1994   100,038     25,000         30,000                     20,177

Steven M. Hitt                                1996   180,000    117,000         12,000                      8,534(2)
Vice President and Chief Financial Officer    1995   162,000    102,000         30,000                     47,297
                                              1994   152,500    168,250           None                     32,522

William M. Jett                               1996   175,000    175,000         10,000                     8,534(2)
Vice President, Corporate Development


_________________________

(1) Mr. Viry resigned as President and Chief Executive Officer, effective April 12, 1997.

(2)  Reflects Company contributions under a defined contribution plan.

(3) Mr. Fullerton became an executive officer of the Company on July 26, 1994. Information for 1994 is for the period June 1 through December 31, 1994.

(4) Includes $8,034 in Company contributions under a defined contribution plan and $43,061 that the Company paid in reimbursement of relocation expenses.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                         POTENTIAL REALIZABLE VALUE AT
                                                                                            ASSUMED ANNUAL RATES OF
                                                                                          STOCK PRICE APPRECIATION FOR
                                 INDIVIDUAL GRANTS                                              OPTION TERM (4)
-----------------------------------------------------------------------------------   ----------------------------------
                                     % OF TOTAL
                                      OPTIONS/
                        NUMBER OF       SARS
                        SECURITIES     GRANTED    EXERCISE
                        UNDERLYING       TO       OR BASE
                         OPTIONS/     EMPLOYEES    PRICE
                         GRANTED      IN FISCAL      ($/
     NAME                (#) (1)         YEAR      SH)(2)    EXPIRATION DATE (3)        5% ($)                 10% ($)
---------------------  -----------  ----------- ----------  --------------------  ---------------    --------------------
Alain C. Viry             40,000       20.41%   $13.125      January 30, 2006     $    330,170            $    836,715
Robert M. Merson          30,000       15.31     13.125      January 30, 2006          247,627                 627,536
Jon O. Fullerton          12,000        6.12     13.125      January 30 ,2006           99,051                 251,014
Steven M. Hitt            12,000        6.12     13.125      January 30, 2006           99,051                 251,014
William J. Jett           10,000        5.10     13.125      January 30, 2006           82,542                 209,179
All stockholders (5)      N/A           N/A         N/A                N/A            211,719,699             536,538,812

_________________________

(1) With respect to Mr. Viry, the option is exercisable immediately. With respect to Messrs. Merson, Fullerton, Hitt and Jett the options will become exercisable in 20% installments on each of the first five anniversaries of the date of grant, provided the optionee is still employed on such date. The options include a limited SAR exercisable only in the event of a "Change of Control" of the Company See "-- Change of Control Provisions" below.

(2) The market price of the Company's common stock on the date of grant was $13.125.

(3) The stock option is subject to termination prior to its expiration date in the event of a termination of employment.

(4) This information is provided pursuant to the rules of the Securities and Exchange Commission. Using $13.125, the market price of the Company's common stock on the date of the option grant, the 5% and 10% rates of appreciation would result in per share prices of $21.38 and $34.04, respectively, at the end of the 10-year option term. This presentation is not a prediction of possible future prices of the Company's common stock.

(5) For "All Stockholders", the potential realizable value is calculated from $13.125, the market price of the Company's common stock on the date of the option grant, and the 25,649,790 outstanding shares of Company common stock on such date.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
                                      (1)

                                                       VALUE OF UNEXERCISED
                      NUMBER OF UNEXERCISED          IN-THE MONEY OPTIONS/SARS
                      OPTIONS/SARS AT FY-END                 AT FY-END
                  ----------------------------  ------------------------------
       NAME         EXERCISABLE  UNEXERCISABLE  EXERCISABLE      UNEXERCISABLE
----------------  -------------  -------------  -----------      -------------
Alain C. Viry           196,000          4,000   $1,534,625      $ 37,250
Robert M. Merson         48,000         82,000      445,125       567,750
Jon O. Fullerton         30,000         12,000      281,250        33,000
Steven M. Hitt            6,000         36,000       59,250       270,000
William J. Jett           5,000         30,000       49,375       225,000

_________________________

(1) No options were exercised by the executive officers named in the table in 1996.

EMPLOYMENT CONTRACTS

          Mr. Viry has a contract with the Company providing for services in a senior executive capacity for a three-year term that expired March 1997, which was not renewed due to Mr. Viry's resignation, effective April 12, 1997. The contract provided for a minimum salary of $300,000 per annum and for bonuses as approved by the Executive Compensation Committee in accordance with the incentive plan then applicable to executive officers of the Company.

          Mr. Fullerton has a contract with the Company to serve as General Counsel at a base salary of no less than $170,000 per annum. His contract provides for a bonus in accordance with the bonus plan applicable to executive officers of the Company, subject to a minimum bonus of three times his monthly salary if the Company meets its overall performance goals. The contract is subject to termination by either party upon 30 days' notice. Upon termination by the Company, Mr. Fullerton is entitled to severance pay equal to six months' salary. The contract also provides for deferred compensation of $3,000 per month for a period of 10 years commencing 30 days after termination of employment, which right would become fully vested May 31, 2002 (and vested pro rata if termination occurs prior to that date).

          Mr. Hitt has a contract with the Company to serve as Chief Financial Officer at a base salary of no less than $160,000 per annum. His contract provides for a bonus in accordance with the bonus plan applicable to executive officers of the Company. The contract is subject to termination by either party upon 30 days' notice. Upon termination by the Company, Mr. Hitt is entitled to severance pay equal to twelve months' salary.

          Mr. Merson has a contract with the Company to serve as president and chief executive officer of Southern Electric Supply Company, Inc., a subsidiary of the Company ("SES"), and to serve as a Senior Vice President of the Company. The agreement has a term continuing through November 12, 1997, subject to (i) termination by either party upon one year's notice and (ii) immediate termination by the unanimous vote of all the members of the Executive Committee of the Board of Directors of the Company. Mr. Merson's contract provides for a base salary of no less than $200,000 per annum and a bonus in accordance with the bonus plan applicable to executive officers of the Company. Mr. Merson is required not to compete with the Company for a period of three years after the termination of his employment with the Company, and if Mr. Merson's employment is terminated on one year's notice or upon immediate notice approved by the Executive Committee of the Company, the Company will pay Mr. Merson $3,333.33 per month during such three years.

CHANGE OF CONTROL PROVISIONS

          The Company's 1988 Stock Incentive Plan provides that, if there is a Change of Control of the Company (as defined below), unless otherwise determined by the Executive Compensation Committee at the time of grant, all stock options and SARs granted under the Plan which are not then exercisable will become fully exercisable and vested and the restrictions and deferral limitations applicable to restricted stock and deferred stock granted under the Plan will lapse and such shares and awards will be deemed fully vested. To the extent the cash payment of any award is based on the fair market value of Company Common Stock, such fair market value shall be the Change of Control Price, as defined below.

          A Change of Control occurs on the date a person or group (other than the Company and certain of its affiliates or Rexel, S.A. and its affiliates) becomes a 25% beneficial owner of the voting securities of the Company, the date on which one-third or more of the Board of Directors consists of persons other than

Current Directors (as defined) or the date of approval by stockholders of certain agreements providing for merger, consolidation or disposition of all or substantially all assets. The Change of Control Price will be the highest price per share of Company Common Stock paid in any open market transaction, or paid or offered to be paid relating to a Change of Control of the Company, at any time during the 90-day period ending with the Change of Control.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

          The Company's executive compensation program consists of the following key elements: base salary, annual bonuses and periodic grants of stock options.

          Base Salary. Certain of the Company's executive officers have employment contracts providing for a minimum base salary, and the remaining executive officers are paid a base salary pursuant to normal Company practices. The amount of each officer's base salary was generally determined by negotiation with such officer and was largely influenced by the base salaries historically paid to him. Mr. Viry's employment contract was negotiated between him and Rexel, S.A., the owner of approximately 50% of the Company's stock, and was approved by the Executive Compensation Committee. Base salary rates paid by the Company are generally intended to be at or below the average for comparable positions with similar companies in the electrical supply distribution industry, with the opportunity for significant bonuses if certain financial results are achieved.

          Bonuses. Under the Company's bonus program for executive officers, a net income goal for the Company is established at the beginning of each year. The Executive Compensation Committee then assigns to each executive officer a potential bonus range determined by a minimum percentage of base salary to be applicable if 80% of the net income goal is achieved and a maximum percentage of base salary if actual net income exceeds the goal by a specified amount. The amount of the bonus is adjusted if actual net income is within the established range. With respect to 1996, in accordance with such formula, Mr Viry was entitled to a bonus of $340,000.

          Stock Options. Stock option grants are intended to provide incentives for superior long-term future performance and to create and maintain in the Company the entrepreneurial environment and spirit of a small company. The number of stock options awarded to a particular employee is based on the Committee's subjective judgment. In general, the Committee expects to grant the largest awards to the Company's Chief Executive Officer and other senior management due to their substantial influence on the Company's performance. During 1996, the committee granted to Mr. Viry an option to purchase 40,000 shares.


                        EXECUTIVE COMPENSATION COMMITTEE

                               Austin List, Chair
                                 John B. Fraser
                                Gerald E. Morris

          The information above under the caption "Board Compensation Committee Report on Executive Compensation" and under the caption "Performance Graph" below shall not be deemed to be incorporated by reference into any filing by the Company under the Securities Act of 1933, as amended, or the Securities

Exchange Act of 1934, as amended, except to the extent that the Company expressly states in any such filing that such information under either or both such captions is incorporated by reference therein.

PERFORMANCE GRAPH

          The following graph shows the cumulative total shareholder return for the periods indicated of (1) the Company's Common Stock, (2) a New York Stock Exchange Market Value Index, (3) textile weaving companies published by Media General Financial Services, Inc. ("MGFS"), and (4) an index of electrical supply distribution companies (Primary SIC Code 5063) published by MGFS, all based on information provided by MGFS. In each case the graph assumes an investment of $100 on December 31, 1991 and that all dividends were reinvested. Until November 12, 1992, the Company was engaged in both lines of business reflected in the graph. On November 12, 1992, the Company declared a distribution of its textile business as a dividend to shareholders. The graph has been constructed on the assumption that the shares received as such dividend were sold and the proceeds reinvested in the Company's Common Stock on December 15, 1992, the date on which the Company's Common Stock traded "Ex-Dividend."


                                 [LINE CHART]

                                        Electrical
                       NYSE   Textile  Distribution
Year End       Rexel   Index    Index     Index
--------    ---------------------------------------
    1991         100     100      100           100
    1992      162.95  104.70   119.80        114.47
    1993      252.57  118.88       --        121.21
    1994      191.46  116.57       --        119.36
    1995      439.95  151.15       --        137.52
    1996      517.35  182.08       --        165.72

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

          During 1996, Form 3 reports were not filed in connection with the election of Alain Redheuil as a director of the Company or the election of William M. Jett and Steven W.Barker as officers of the Company.

                              CERTAIN TRANSACTIONS

          A subsidiary of the Company made an advance to Mr. Viry, which bears interest at a rate of 7.69% per annum, to assist him in purchasing a new residence in connection with his relocation from Paris, France to Coral Gables, Florida at the request of the Company. The highest amount outstanding on the advance during 1996 was $697,790 and the balance, secured by a first mortgage on the residence, was $656,534 at February 5, 1997. On April 8, 1997, a subsidiary of the Company purchased the residence from Mr. Viry for $986,921, the amount paid by Mr. Viry for its purchase, and the outstanding advance to Mr. Viry was repaid in full. Any gain recognized on resale of the residence will be divided between Mr. Viry and the subsidiary in the proportion that the principal amount outstanding bears to the total resale price. Any loss will be borne by the subsidiary.

          The Company's SES subsidiary leases twelve facilities from Mr. Merson and/or members of his or his wife's family, for terms extending through 2002. The Company believes that these leases are on terms at least as favorable as SES could have obtained from an unaffiliated third party.

          The Company and Rexel, S.A., the owner of approximately 50% of the outstanding common stock of the Company and the world's largest electrical supplies distributor, have entered into a Services Agreement, dated as of November 1, 1995. The Services Agreement was negotiated and approved by a special committee of the Board of Directors consisting of persons who are neither officers nor directors of Rexel, S.A. or its affiliates nor have a material financial relationship with Rexel, S.A. and its affiliates. Under this agreement, in consideration for the benefits to the Company arising from its association with the worldwide business of Rexel, S.A., including without limitation, in matters relating to customers, suppliers, employers, business methods and know-how and financial expertise, the Company has agreed to pay to Rexel, S.A. $600,000 per year (commencing with 1995). In addition, Rexel, S.A. has agreed to provide consulting services to the Company relating to specific projects at the request of the Company at a rate 10% higher than the costs to Rexel, S.A. of providing such services (including, in the case of employees of Rexel, S.A., costs based on the wages, social insurance payments and allocated overhead and general corporate expenses attributable to such employees). Any payment for consulting services must be approved by the Audit Committee of the Board of Directors (excluding any member thereof who is an officer or director of Rexel, S.A. or any of its affiliates or a person that has a material financial relationship with Rexel, S.A. or any of its affiliates). During 1996, the Company requested from Rexel, S.A. services valued at $200,000 relating to the development of training programs, logistics consulting, enhancement of cash management and treasury systems and a global agreement on implementation of an inventory management system. In addition, pursuant to the agreement, Rexel, S.A. consented to the use by the Company of the name "Rexel". The Services Agreement is effective through December 31, 1997, subject to automatic renewal for successive one year terms unless terminated on 30 days notice given by either party prior to the commencement of a renewal term.

          The Company has contracts for insurance coverage with Continental Casualty Insurance Co., entered into on May 12, 1996 under which the Company's directors and officers (as well as the Company) are indemnified under certain circumstances with respect to litigation and other costs and liabilities arising out of actual or alleged misconduct of such directors and officers. The Company pays 100% of all premiums ($181,230 for the period ending May 12, 1997) to the insurers.